Oracle Corporation	2300 Oracle Way	phone (737) 867-1000
Austin, Texas
78741

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Charli Gibbs-Tabler and Jennifer Angelini

September 19, 2023

RE:	Oracle Corporation

Form 10-K for Fiscal Year Ended May 31, 2023

Filed June 20, 2023

File No. 001-35992

Dear Ms. Gibbs-Tabler and Ms. Angelini:

This letter responds to the comments set forth in the letter from the Staff of the Division of Corporation Finance, Office of Technology (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Safra Catz, Chief Executive Officer of Oracle Corporation (the “Company”) dated August 21, 2023, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2023 (the “2023 Form 10-K”). In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.

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Form 10-K filed June 20, 2023

General

1.

We note that you provided more expansive disclosure in your Social Impact Report and Social Impact Datasheet than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in these documents.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its Social Impact Report and Social Impact Datasheet (together, the “Social Impact Disclosures”) address sustainability reporting practices, speak to a wide range of stakeholder interests and provide disclosures beyond those that the Company, in consultation with SEC rules and regulations and other applicable law, considers material for investors in the context of an Annual Report on Form 10-K. The Social Impact Disclosures provide a convenient means of communicating social impact-related information, including climate-related disclosure, that may be of interest to a wide range of stakeholders, including customers, employees, suppliers, business partners and members of the communities in which the Company operates. The Company takes sustainability and climate change-related matters seriously and has voluntarily provided this information to its stakeholders.

However, the information included in the Social Impact Disclosures is substantially more detailed than the information required to be disclosed under existing SEC rules and regulations, and the Company believes such information is not material under the standards applicable to its filings with the SEC.

The Company carefully considers the requirements applicable to each filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules and regulations promulgated thereunder (the “Applicable Disclosure Requirements”), as well as SEC guidance regarding those requirements, including the SEC’s Guidance Regarding Disclosure Related to Climate Change (SEC Rel. 33-9106, Feb. 2, 2010). In connection with the preparation of the Company’s Annual Reports on Form 10-K, including the 2023 Form 10-K, Quarterly Reports on Form 10-Q and annual proxy statements, including the 2022 Definitive Proxy Statement on Schedule 14A (the “2022 Proxy Statement”) and in consideration of the Applicable Disclosure Requirements, the Company engages in a number of processes to surface potentially material developments, events, trends and risks for consideration for disclosure (collectively, the “Disclosure Reviews”). Among other things, members of the Company’s legal, finance, regulatory, compliance, investor relations, tax, treasury and sustainability teams review portions of the Company’s prior disclosures; propose potential new disclosures as appropriate; meet with each other and with other key business leaders to discuss potentially material developments, events, trends and risks; and seek input from other areas of the business as necessary. In addition, the Company maintains a standing Disclosure Committee, which includes the Company’s Chief Accounting Officer, Chief Legal Officer and other senior business leaders. The Disclosure Committee generally meets on a quarterly basis to review previous and proposed new disclosures and to discuss any changes that may be appropriate as a result of potentially material events, trends and risks identified during the Disclosure Review process. In determining the materiality of information to be included in its disclosures, the Company refers to the standard of materiality set forth in Basic v. Levinson, 485 U.S. 224 (1988).

In connection with its Disclosure Reviews, the Company regularly considers climate-related matters for inclusion in its filings, including in consideration of the requirements of Items 101, 105 and 303 of Regulation S-K. During the Disclosure Review process in connection with the preparation of the 2023 Form 10-K and the 2022 Proxy Statement, the Company considered whether it was required under the Applicable Disclosure Requirements to provide any of the extensive climate-related information that it has included in previous iterations of the Social Impact Disclosures. The Company determined that such information was not required to be included in the 2023 Form 10-K under the Applicable Disclosure Requirements or otherwise material information necessary in order to make the statements in the 2023 Form 10-K or the 2022 Proxy Statement, in light of the circumstances under which they were made, not misleading.

On page 28 of the Company’s 2023 Form 10-K, the Company included disclosure regarding environmental and related laws and regulations that could result in significant liabilities and costs. The Company disclosed that it has an Environmental Steering Committee comprised of senior management that oversees sustainability strategy, including climate risk mitigation, and provided additional information about the committee. The Company also disclosed that failure to implement and oversee controls to comply with mandatory environmental, social and governance-related disclosures may result in liability or harm to the Company’s reputation.

The Company has also evaluated the potential impact of failing to meet the standards and goals that are voluntarily set forth in its Social Impact Report. The Company determined that stockholders could potentially find such failure to be material and has timely disclosed this risk on page 28 of the 2023 Form 10-K, which states that the Company’s failure to meet these standards and goals may “potentially harm [the Company’s] reputation and brand.”

The Company therefore respectfully submits that the type of detailed climate-related disclosure in the Social Impact Disclosures was not required under the Applicable Disclosure Requirements to be included in the 2023 Form 10-K or any other required SEC filings. With respect to future filings, the Company will continue to monitor and evaluate whether inclusion of any specific pending or existing climate-related matters may be warranted in response to the Applicable Disclosure Requirements in accordance with the processes described above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

2.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•	increased demand for products or services that result in lower emissions than competing products;

•	increased competition to develop innovative new products that result in lower emissions;

•	increased demand for generation and transmission of energy from alternative energy sources; and

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not identified any material indirect consequences of climate-related regulation or business trends that would be required to be disclosed under the Applicable Disclosure Requirements or would otherwise constitute material information necessary in order to make the statements in the 2023 Form 10-K, in light of the circumstances under which they were made, not misleading. As an initial matter, the Company notes that it is in the business of providing products and services that address enterprise information technology (“IT”) environments. In 2023, the Company generated 83% of its revenue from its cloud and license offerings, 6% from its enterprise hardware products and hardware-related software products and 11% from its consulting services and advanced customer services. The Company’s thousands of global customers vary widely by size and geography, and the trends and factors affecting demand for its offerings vary by region and customer.

The Company’s products and services do not directly produce greenhouse gases and only indirectly contribute to greenhouse gas emissions through the energy used to power data centers to deliver the Company’s cloud and license offerings, to manufacture and distribute the Company’ hardware products and to power offices for the Company’s staff. Although the Company has not seen, to date, any material indirect consequences of climate-related regulation or business trends, the Company is nevertheless committed to reducing the environmental footprint of its operations, including through the use of renewable energy sources and circular economy hardware design principles. For example, in calendar year 2022 the Company’s cloud services used 81% renewable energy, and the Company has a goal to reach 100% renewable energy across its commercial portfolio by the end of calendar year 2025. The Company believes its offerings could also support its customers’ achievement of environmental sustainability goals, both through the transition from on-premises infrastructure to the cloud, which is more efficient and can help reduce greenhouse gas emissions, and through various cloud solutions which allow customers to design environmentally friendly products, source materials responsibly, transport goods in more sustainable ways, manage risks and analyze and report on environmental impacts of their business operations.

Set forth below are the Company’s detailed responses to each of the items referenced in the Staff’s comment.

•	decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources

As described above, the Company’s products and services do not directly produce greenhouse gases and only indirectly contribute to greenhouse gas emissions through the energy used to power data centers to deliver the Company’s cloud and license offerings, to manufacture and distribute the Company’s hardware products and to power offices for the Company’s staff. In each of its businesses, the Company believes that its customers make purchasing decisions based on a variety of reasons, including, among others, cost, performance, scalability, reliability, security, functionality, efficiency, ease of use, speed to production and quality of technical support. To date, the Company does not believe that it has experienced decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources, and the Company has not identified such emissions in relation to carbon-based energy sources as a driver of demand for its products or services. The Company is not aware of energy efficiency being a primary consideration for its customers, although it may be a related consideration in some cases, and the Company is not able to isolate the extent to which this or any other single factor affects customers’ decisions as to whether or not to utilize those offerings.

•	increased demand for products or services that result in lower emissions than competing products;

As noted above, the Company believes that its customers purchase its products and services for a wide variety of reasons. Although the energy efficiency of the Company’s cloud services is one factor that customers may consider when determining to utilize the Company’s cloud and license offerings, the Company is not able to isolate the extent to which this or any other single factor affects customers’ decisions as to whether or not to utilize those offerings.

•	increased competition to develop innovative new products that result in lower emissions

The Company is not aware of any increased competition to develop new products that result in lower emissions. As noted above, the Company believes that its customers purchase its products and services for a wide variety of reasons. The Company is not aware of lower emissions being a primary consideration for its customers, although it may be a related consideration in some cases. Improvements in energy efficiency and cost to operate, which are factors on which the Company does believe it competes for customers, may have the added benefit of resulting in lower emissions, but the Company does not believe that climate change-related regulations or business trends drive such competition.

•	increased demand for generation and transmission of energy from alternative energy sources

The Company is not aware of any increased demand for generation and transmission of energy from alternative energy sources as it relates to the Company’s products or services. However, as noted above, the Company’s cloud offerings used 81% renewable energy in calendar year 2022, and the Company has a goal to reach 100% renewable energy across its commercial portfolio by the end of calendar year 2025. Consequently, the Company does not expect to experience any material impacts from increased demand for generation and transmission of energy from alternative energy sources with respect to its operations.

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

As noted above, the Company does not believe its products or services directly produce significant greenhouse gas emissions, and it has taken steps to generally reduce its overall environmental footprint, which it believes have yielded reputational benefits. Consequently, the Company does not anticipate any material reputational risks resulting from its operations or products that produce greenhouse gas emissions.

For the reasons discussed above, the Company has not identified any material indirect consequences of climate-related regulation or business trends. Therefore, the Company does not believe any related disclosure is required under the Applicable Disclosure Standards or is otherwise necessary in order to make the statements in the 2023 Form 10-K, in light of the circumstances under which they were made, not misleading. The Company will continue to consider the material indirect consequences of climate-related regulation or business trends in connection with future Disclosure Reviews, and if they are considered reasonably likely to have a material effect on its business, financial condition, liquidity or results of operations, the Company will include disclosure in its future Exchange Act filings as appropriate.

3.

We note on page 31 of the Form 10-K that your critical business operations are concentrated in a few geographic areas and that major natural disasters or the effects of climate change, such as increased storm severity or drought, are risks to your business. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

•	severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;

•	quantification of weather-related damages to your property or operations;

•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and

•	the extent to which extreme weather events have reduced the availability of insurance or increased the cost of insurance.

Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

The Company respectfully advises the Staff that it has not experienced any material impacts from the physical effects of climate change on its operations and results during the periods covered by the 2023 Form 10-K, including with respect to severity of weather, weather-related damages to its property or operations, potential for indirect weather-related impacts to its customers or suppliers, or the availability and cost of insurance. As the Staff has noted, the Company identified business disruptions, including disruptions caused by natural disasters or the effects of climate change, such as increased storm severity or drought, as risks to the Company’s operating results to the extent that they destroy or disrupt critical business operations, supply chains or IT systems. As noted on page 31 of the 2023 Form 10-K, such disruption risk is not unique to natural disasters or climate change, but rather to any “catastrophic event,” including a “political, social or other disruption to infrastructure that supports [the Company’s] operations.” The Company also considered its exposure to other risks related to climate change and disclosed certain such risks on pages 27 and 28 of the 2023 Form 10-K, including the risk of increased compliance costs, liability and reputational risks in connection with applicable climate reporting and disclosure regimes. The disruption risk disclosed in the 2023 Form 10-K has not materialized, and the Company does not believe any additional disclosure is required under the Applicable Disclosure Standards.

Set forth below are the Company’s detailed responses to each of the items referenced in the Staff’s comment.

•	severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;

As the Company is primarily in the business of providing IT products and services, its material properties are its headquarters, its offices, its principal internal manufacturing facility and its data centers, as disclosed under Part I, Item 2. Properties of the 2023 Form 10-K. As one element of its internal risk management processes, the Company regularly considers physical risks to its properties and work force, including the expected impacts of rising mean temperatures, rising sea levels, storm damage and flooding. For example, certain of the Company’s facilities have been intentionally sited on high ground in order to mitigate potential flooding risk, and the Oracle Cloud is purpose-built for geographic redundancy, resiliency and disaster recovery, such that in the event of a severe climate-related impact to one cloud facility, traffic would be automatically redirected to an alternate facility that is not impacted by the climate-related event. The Company also has implemented a robust crisis management and continuity process that shifts operations away from areas that experience weather-related or other incidents and mitigates the operational risk of such incidents. The Company’s properties and operations experienced limited weather-related impacts during the periods covered by the 2023 Form 10-K, and no disclosure of such impacts was required under the Applicable Disclosure Standards.

In addition, in connection with its internal risk management process, the Company has assessed the hypothetical impacts of various future climate scenarios on its cloud, manufacturing and critical business functions sites. As a result of this assessment, the Company concluded that its current processes have mitigated climate-related physical risks, and although the Company expects costs associated with the physical effects of climate change could increase moderately over time, it does not expect such impacts to have a material effect on its operations or results.

•	quantification of weather-related damages to your property or operations;

As described above, the Company’s properties experienced limited weather-related impacts during the periods covered by the 2023 Form 10-K. The costs associated with weather-related impacts during these periods accounted for less than 0.01% of the Company’s total operating expenses during each applicable period and were therefore immaterial under the Applicable Disclosure Standards. The Company also did not experience any material operational weather-related impacts during these periods as the Company’s operations were shifted from the impacted area to another area that was not affected. Although the Company believes that costs associated with the physical effects of climate change could increase moderately over time, it does not expect such impacts to have a material effect on its operations or results.

•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and

The Company works with many suppliers throughout the world and has a large and geographically diversified customer base. The Company believes that such diversification helps mitigate the risk that any single weather-related event would have a material effect on the Company as a whole. In preparing the 2023 Form 10-K, the Company did not identify any weather-related impacts on its customers or suppliers during the periods covered by the 2023 Form 10-K that had a material impact on its operations or results. Given the severity and prevalence of weather-related events worldwide, the Company believes that certain of its major customers or suppliers may experience physical effects of climate change in the future, but the Company does not anticipate that such customer impacts will have a material impact on its operations or results.

•	the extent to which extreme weather events have reduced the availability of insurance or increased the cost of insurance.

The Company does not believe the physical effects of climate change have significantly affected its cost or availability of insurance. The cost of the Company’s insurance premiums is directly tied to the cost of insurance in the overall insurance market, and although such market-wide costs may rise in a given year due to factors that may include severe weather events, the Company is unable to disaggregate or quantify the individual drivers of market-wide insurance rate changes and does not believe that any of its insurance costs include weather-related premiums specific to its own operations. In addition, the Company’s total insurance costs in each of the periods covered by the 2023 Form 10-K accounted for less than 0.15% of total operating expenses in such periods. The Company expects such costs to rise modestly in future periods but does not anticipate that they will have a material impact on its operations or results.

For the reasons discussed above, the Company has not experienced material impacts from the physical effects of climate change that would be required to be disclosed in the 2023 Form 10-K. The Company will continue to consider impacts from the physical effects of climate change on its operations and results in connection with future Disclosure Reviews, and if they are considered reasonably likely to have a material effect on its business, financial condition, liquidity or results of operations, the Company will include disclosure in its future Exchange Act filings as appropriate.

4.

Please provide disclosure about your purchase and sale of carbon credits, carbon offsets, or energy attribute certificates, and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information for each of the periods covered by your most recent Form 10-K and the amounts budgeted for or expected to be incurred in future periods.

In fiscal 2023, the Company purchased $2,000,000 of renewable energy credits to offset a portion of the Company’s energy consumption. This amount is approximately 0.004% of the Company’s fiscal 2023 revenues and was therefore not material to the Company’s business, financial condition or results of operations. The Company did not purchase or sell carbon credits, carbon offsets or energy attribute certificates in fiscal 2021 or fiscal 2022. The Company will continue to monitor purchases and sales of carbon credits, carbon offsets and energy attribute certificates and, if the transactions are material to the Company’s business, financial condition or results of operations, will disclose them in future filings.

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Please contact me at (650) 506-7000 if you have any further questions.

Very truly yours,

/s/ Brian Higgins

Brian Higgins
Senior Vice President and Corporate Secretary

cc:	Safra Catz, Chief Executive Officer, Oracle Corporation

Stuart Levey, Executive Vice President, Chief Legal Officer, Oracle Corporation

Maria Smith, Executive Vice President, Chief Accounting Officer, Oracle Corporation

Kimberly Woolley, Vice President, Asst. General Counsel and Asst. Secretary, Oracle Corporation

Sarah K. Solum, Freshfields Bruckhaus Deringer US LLP

Elizabeth K. Bieber, Freshfields Bruckhaus Deringer US LLP